SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                              (Amendment No. 15)

                   Under the Securities Exchange Act of 1934

                       Interstate Bakeries Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   46072310
------------------------------------------------------------------------------
                                (CUSIP Number)


Kristin Adrian, Esq.                               Alan C. Stephenson, Esq.
Senior Vice President, General                     Cravath, Swaine & Moore
Counsel and Secretary                              Worldwide Plaza
Nestle Holdings, Inc.                              825 Eighth Avenue
c/o Nestle USA, Inc.                               New York, New York, 10019
800 North Brand Boulevard                          (212) 474-1000
Glendale, California, 91203
(818) 549-6703


------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              December 12, 2001
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                              Page 1 of 15 Pages

CUSIP No.        46072310

------------------------------------------------------------------------------
   1      Names of Reporting Persons
          Identification Nos. of Above Persons (entities only)

          Nestle Purina PetCare Company
------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2      (a) [X]
          (b) [ ]
------------------------------------------------------------------------------
   3      SEC Use Only
------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          OO
------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 [ ]
------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          Missouri
------------------------------------------------------------------------------
                                            Sole Voting Power
                                        7   14,848,154
                                      ----------------------------------------

              Number of                     Shared Voting Power
                Shares                  8   -0-
             Beneficially             ----------------------------------------
            Owned by Each
              Reporting                     Sole Dispositive Power
             Person with                9   14,848,154
                                      ----------------------------------------

                                            Shared Dispositive Power
                                        10  -0-
                                      ----------------------------------------

          Aggregate Amount Beneficially Owned by Each Reporting Person
   11     14,848,154
------------------------------------------------------------------------------
          Check Box if the Aggregate Amount in Row (11) Excludes
   12     Certain Shares (See Instructions)                              [ ]
------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          29.4%
------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
   14     CO
------------------------------------------------------------------------------


                              Page 2 of 15 Pages

------------------------------------------------------------------------------
   1      Names of Reporting Persons
          Identification Nos. of Above Persons (entities only)
          Tower Holding Company, Inc.
------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2      (a) |X|
          (b) |_|
------------------------------------------------------------------------------
   3      SEC Use Only
------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          OO
------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 [ ]
------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          Delaware
------------------------------------------------------------------------------
                                            Sole Voting Power
                                        7   14,848,154
                                      ----------------------------------------
              Number of                     Shared Voting Power
                Shares                  8   -0-
             Beneficially             ----------------------------------------
            Owned by Each                   Sole Dispositive Power
              Reporting                 9   14,848,154
             Person with              ----------------------------------------
                                            Shared Dispositive Power
                                        10  -0-
------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
   11     14,848,154
------------------------------------------------------------------------------
          Check Box if the Aggregate Amount in Row (11) Excludes
   12     Certain Shares (See Instructions)                              [ ]
------------------------------------------------------------------------------
          Percent of Class Represented
          by Amount in Row (11)
   13     29.4%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
------------------------------------------------------------------------------


                              Page 3 of 15 Pages

------------------------------------------------------------------------------
   1      Names of Reporting Persons
          Identification Nos. of Above Persons (entities only)

          Nestle Holdings, Inc.
------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2      (a) |X|
          (b) |_|
------------------------------------------------------------------------------
   3      SEC Use Only
------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          OO
------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 [ ]
------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          Delaware
------------------------------------------------------------------------------
                                            Sole Voting Power
                                        7   14,848,154
                                      ----------------------------------------
              Number of                     Shared Voting Power
                Shares                  8   -0-
             Beneficially             ----------------------------------------
            Owned by Each                   Sole Dispositive Power
              Reporting                 9   14,848,154
             Person with              ----------------------------------------
                                            Shared Dispositive Power
                                        10  -0-
------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
   11
          14,848,154
------------------------------------------------------------------------------
          Check Box if the Aggregate Amount in Row (11) Excludes
   12     Certain Shares (See Instructions)                              [ ]
------------------------------------------------------------------------------
          Percent of Class Represented
          by Amount in Row (11)
   13     29.4%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
------------------------------------------------------------------------------


                              Page 4 of 15 Pages

------------------------------------------------------------------------------
   1      Names of Reporting Persons
          Identification Nos. of Above Persons (entities only)

          Nestle S.A.
------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2      (a) [X]
          (b) [ ]
------------------------------------------------------------------------------
   3      SEC Use Only
------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
          OO
------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 [ ]
------------------------------------------------------------------------------
   6      Citizenship or Place of Organization
          Switzerland
------------------------------------------------------------------------------
                                            Sole Voting Power
                                        7   14,848,154
                                      ----------------------------------------
              Number of                     Shared Voting Power
                Shares                  8   -0-
             Beneficially             ----------------------------------------
            Owned by Each                   Sole Dispositive Power
              Reporting                 9   14,848,154
             Person with              ----------------------------------------
                                            Shared Dispositive Power
                                        10  -0-
------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
   11
          14,848,154
------------------------------------------------------------------------------
          Check Box if the Aggregate Amount in Row (11) Excludes
   12     Certain Shares (See Instructions)                              [ ]
------------------------------------------------------------------------------
          Percent of Class Represented
          by Amount in Row (11)
   13     29.4%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO
------------------------------------------------------------------------------


                              Page 5 of 15 Pages

Item 1.   Security and Issuer.
          --------------------

          Item 1 is hereby amended, in pertinent part, by adding the following:

          This Amendment No. 15 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; Amendment No. 5 thereto, which was filed on November 7, 1996; Amendment No. 6 thereto, which was filed on August 8, 1997; Amendment No. 7 thereto, which was filed on October 14, 1997; Amendment No. 8 thereto, which was filed on February 10, 1998; and Amendment No. 9 thereto, which was filed on April 7, 1998; Amendment No. 10 thereto, which was filed on April 17, 1998; Amendment No. 11 thereto, which was filed on August 6, 1998; Amendment No. 12 thereto, which was filed on June 11, 1999; Amendment No. 13 thereto, which was filed on August 4, 2000; Amendment No. 14 thereto, which was filed on September 1, 2000. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.   Identity and Background.
          ------------------------


          Item 2 is hereby amended, in pertinent part, by adding the following:

          On December 12, 2001, Newco Merger Company ("Newco"), a Missouri corporation and an indirect wholly owned subsidiary of Nestle S.A., a corporation organized under the laws of Switzerland ("Nestle"), merged (the "Merger") with and into Ralston, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of January 15, 2001, by and among Ralston, Newco and Nestle Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Nestle ("NHI"). In connection with the Merger, Ralston changed its name to Nestle Purina PetCare Company ("Nestle Purina PetCare").

          All of the common stock of Tower is owned by Nestle Purina PetCare. All of the common stock of Nestle Purina PetCare is owned by NHI. All of the common stock of NHI is owned by Nestle. As a result, Nestle Purina PetCare, NHI and Nestle may be deemed to beneficially own any shares of the Issuer owned by Tower.

          Set forth in Schedule I with respect to each director and executive officer of Nestle, NHI, Nestle Purina PetCare and Tower are his or her name, country of citizenship, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No person other than persons listed in Schedule I might be deemed to control Nestle, NHI, Nestle Purina PetCare or Tower.


                              Page 6 of 15 Pages

          During the last five years, neither Nestle, NHI, Nestle Purina PetCare and Tower nor any their respective director or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5    Interest in Securities of the Issuer
          ------------------------------------

          James R. Elsesser, Vice President and Chief Financial Officer of Nestle Purina PetCare and President and a director of Tower, beneficially owns 89,100 shares of common stock of the Issuer, including options to acquire 80,000 shares of common stock of the Issuer and 2,500 shares of common stock of the Issuer held by his spouse.

Item 7    Materials to be Filed as Exhibits
          ---------------------------------

24.1 Power of Attorney (filed as Exhibit 24.1 to Amendment No. 9 to the Dreyer's Grand Ice Cream, Inc. Schedule 13D filed by Nestle S.A. and Nestle Holdings, Inc. on July 5, 2001, and incorporated herein by reference).


                              Page 7 of 15 Pages

                                   Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  December 19, 2001


                                    NESTLE S.A.

                                      by:  /s/ Kristin Adrian
                                          ----------------------------
                                          Kristin Adrian, attorney-in-fact for

                                          Name:  H. P. Frick
                                          Title: Senior Vice President and
                                                 General Counsel of Nestle S.A.

                                    NESTLE HOLDINGS, INC.

                                      by:  /s/ Kristin Adrian
                                          ----------------------------
                                          Name:  Kristin Adrian
                                          Title: Senior Vice President, General
                                                 Counsel and Secretary

                                    NESTLE PURINA PETCARE COMPANY

                                      by:  /s/ Kristin Adrian
                                          ----------------------------
                                          Name:  Kristin Adrian
                                          Title: Senior Vice President and
                                                 Secretary

                                    TOWER HOLDING COMPANY, INC.

                                      by:  /s/ Nancy E. Hamilton
                                          ----------------------------
                                          Name:  Nancy E. Hamilton
                                          Title: Vice President and Secretary


                              Page 8 of 15 Pages

SCHEDULE I


                                  NESTLE S.A.
                       EXECUTIVE OFFICERS AND DIRECTORS


Name                            Present Business Address      Present Principal Occupation       Citizenship
------------------------      ---------------------------   --------------------------------   ---------------
Executive Officers

Peter Brabeck-Letmathe,         Nestle S.A.                 Chief Executive Officer, Nestle       Austria
Chief Executive Officer         Avenue Nestle 55            S.A.
                                CH-1800 Vevey
                                Switzerland

Wolfgang Reichenberger,         Nestle S.A.                 Executive Vice President              Austria/Switzerland
Executive Vice President        Avenue Nestle 55            Finance/Control, Nestle S.A.
Finance/Control                 CH-1800 Vevey
                                Switzerland

Francisco Castaner,             Nestle S.A.                 Executive Vice President              Spain
Executive Vice President        Avenue Nestle 55            Pharma & Cosmetics
Pharma & Cosmetics              CH-1800 Vevey               Human Resources
Human Resources                 Switzerland                 Corporate Affairs, Nestle S.A.
Corporate Affairs

Michael W.O. Garrett,           Nestle S.A.                 Executive Vice President              United Kingdom
Executive Vice President        Avenue Nestle 55            Zone AOA, Nestle S.A.
Zone AOA                        CH-1800 Vevey
                                Switzerland

Rupert Gasser,                  Nestle S.A.                 Executive Vice President              Austria/Switzerland
Executive Vice President        Avenue Nestle 55            Technical, Production, R&D,
Production, R&D                 CH-1800 Vevey               Nestle S.A.
Technical                       Switzerland

Lars Olofsson, Executive        Nestle S.A.                 Executive Vice President Zone         Sweden
Vice President Zone EUR         Avenue Nestle 55            EUR, Nestle S.A.
                                CH-1800 Vevey
                                Switzerland

Carlos E. Represas,             Nestle S.A.                 Executive Vice President Zone         Mexico
Executive Vice President        Avenue Nestle 55            AMS, Nestle S.A.
Zone AMS                        CH-1800 Vevey
                                Switzerland

Frank Cella,                    Nestle S.A.                 Executive Vice President              United States
Executive Vice President        Avenue Nestle 55            Strategic Business Units
Strategic Business Units        CH-1800 Vevey               Marketing, Nestle S.A.
Marketing                       Switzerland

Directors

Rainer E. Gut                   Nestle S.A.                 Chairman of the Board of Nestle       Switzerland
                                En Bergere                  S.A.
                                CH-1800 Vevey
                                Switzerland


                              Page 9 of 15 Pages

Name                            Present Business Address      Present Principal Occupation       Citizenship
------------------------      ---------------------------   --------------------------------   ---------------

Peter Brabeck-Letmathe          Nestle S.A.                 Chief Executive Officer, Nestle       Austria
                                Avenue Nestle 55            S.A.
                                CH-1800 Vevey
                                Switzerland
Peter Boeckli                   Boeckli Bodmer &            Lawyer and Law Professor              Switzerland
                                Partner
                                Case Postale 2348
                                CH-4002 Basel

Arthur Dunkel                   6-4 Boulevard du Theatre    Professor and Consultant              Switzerland
                                CH-1024 Geneve

Jean-Pierre Meyers              L'Oreal                     Director of L'Oreal                   France
                                41, Rue Matre
                                F-92117 Clichy-Cedex
                                France

Stephan Schmidheiny             Anova Holdings S.A.         Chairman of the Board of Anova        Switzerland
                                Hurdnerstrasse 10           Holding S.A.
                                CH-8640 Hurden
                                Switzerland

Vreni Spoerry                   Claridenstrasse 3           Member of Swiss Parliament            Switzerland
                                CH-8810 Horgen
                                Switzerland

George Simpson                  Marconi plc                 Chief Executive of Marconi plc        United Kingdom
                                One Bruton Street
                                GV-London WIX 8AQ

Nobuyuki Idei                   Sony Corporation            Chairman and Chief Executive          Japan
                                6-7-35 Kitashinagawa        Officer of Sony
                                Shinagawa-ku
                                Tokyo, Japan 141-0001

Andrea Kudelski                 Kuudelski S.A.              Chairman of Kudelski S.A.             Switzerland
                                Route de Geneve
                                Case Postale 134
                                CH-1033 Cheseaux


                              Page 10 of 15 Pages

                             NESTLE HOLDINGS, INC.
                       EXECUTIVE OFFICERS AND DIRECTORS




Name                            Present Business Address      Present Principal Occupation         Citizenship
------------------------      ---------------------------   --------------------------------     ---------------
Executive Officers

Carlos E. Represas,              Nestle S.A.                   Executive Vice President            Mexico
Chairman of the Board            Avenue Nestle 55              Zone AMS, Nestle S.A.
                                 CH-1800 Vevey
                                 Switzerland

Joseph M. Weller, Chief          Nestle Holdings, Inc.         Chief Executive Officer and         United States
Executive Officer and            c/o Nestle USA, Inc.          President, Nestle Holdings, Inc.
President                        800 North Brand
                                 Boulevard
                                 Glendale, CA 91203

Peter D. Argentine, Senior       Nestle Holdings, Inc.         Senior Vice President, Finance,     United States
Vice President, Finance          c/o Nestle USA, Inc.          Nestle Holdings, Inc.
                                 800 North Brand
                                 Boulevard
                                 Glendale, CA 91203

Kristin Adrian, Senior           Nestle Holdings, Inc.         Senior Vice President, General      United States
Vice President, General          c/o Nestle USA, Inc.          Counsel and Secretary, Nestle
Counsel and Secretary            800 North Brand               Holdings, Inc.
                                 Boulevard
                                 Glendale, CA 91203

Alexander Spitzer, Senior        Nestle Holdings, Inc.         Senior Vice President, Taxes,       United States
Vice President, Taxes            383 Main Avenue, 5th          Nestle Holdings, Inc.
                                 Floor
                                 Norwalk, Connecticut
                                 06851

E. Simon Jones, Vice             Nestle Holdings, Inc.         Vice President, Taxes, Nestle       United Kingdom
President, Taxes                 383 Main Avenue, 5th          Holdings, Inc.
                                 Floor
                                 Norwalk, Connecticut
                                 06851

Manfred R. Lehmann,              Nestle Holdings, Inc.         Vice President and Treasurer,       Switzerland/
Vice President and               c/o Nestle USA, Inc.          Nestle Holdings, Inc.               United States
Treasurer                        800 North Brand
                                 Boulevard
                                 Glendale, CA 91203

Kimberly A. Lund, Vice           Nestle Holdings, Inc.         Vice President and Controller,      United States
President and Controller         c/o Nestle USA, Inc.          Nestle Holdings, Inc.
                                 800 North Brand
                                 Boulevard
                                 Glendale, CA 91203

Mark E. Siegal, Vice             Nestle Holdings, Inc.         Vice President, Taxes, Nestle       United States
President, Taxes                 383 Main Avenue, 5th          Holdings, Inc.
                                 Floor
                                 Norwalk, Connecticut
                                 06851


                                           Page 11 of 15 Pages

Name                            Present Business Address      Present Principal Occupation         Citizenship
------------------------      ---------------------------   --------------------------------     ---------------

Gary Kirschenbaum, Vice          Nestle Holdings, Inc.         Vice President, Taxes, Nestle       United States
President, Taxes                 383 Main Avenue, 5th          Holdings, Inc.
                                 Floor
                                 Norwalk, Connecticut
                                 06851

Directors

Carlos E. Represas               Nestle S.A.                   Executive Vice President Zone       Mexico
                                 Avenue Nestle 55              AMS, Nestle S.A.
                                 CH-1800 Vavey
                                 Switzerland

Joseph M. Weller                 Nestle Holdings, Inc.         Chief Executive Officer and         United States
                                 c/o Nestle USA, Inc.          President, Nestle Holdings, Inc.
                                 800 North Brand
                                 Boulevard
                                 Glendale, CA 91203

Wolgang Reichenberger            Nestle S.A.                   Executive Vice President            Austria and
                                 Avenue Nestle 55              Finance/Control, Nestle S.A.        Switzerland
                                 CH-1800 Vevey
                                 Switzerland

Peter D. Argentine               Nestle Holdings, Inc.         Senior Vice President, Finance,     United States
                                 c/o Nestle USA, Inc.          Nestle Holdings, Inc.
                                 800 North Brand
                                 Boulevard
                                 Glendale, CA 91203

Kevin Berryman                   Nestle S.A.                   Vice President                      United States
                                 Avenue Nestle 55              Zone AMS,
                                 CH-1800 Vevey                 Nestle S.A.
                                 Switzerland


                              Page 12 of 15 Pages

                         NESTLE PURINA PETCARE COMPANY
                       EXECUTIVE OFFICERS AND DIRECTORS


Name                            Present Business Address      Present Principal Occupation         Citizenship
------------------------      ---------------------------   --------------------------------     ---------------

Executive Officers

W. Patrick McGinnis, Chief       Nestle Purina PetCare         Chief Executive Officer and         United States
Executive Officer and President  Company                       President, Nestle Purina PetCare
                                 Checkerboard Square           Company
                                 St. Louis, Missouri 63164

James R. Elsesser, Vice          Nestle Purina PetCare         Vice President and Chief Financial  United States
President and Chief Financial    Company                       Officer, Nestle Purina PetCare
Officer                          Checkerboard Square           Company
                                 St. Louis, Missouri 63164

Kristin Adrian, Senior Vice      Nestle Holdings, Inc.         Senior Vice President, General      United States
President and Secretary          c/o Nestle USA, Inc.          Counsel and Secretary, Nestle
                                 800 North Brand               Holdings, Inc.
                                 Boulevard
                                 Glendale, CA 91203


Alexander Spitzer, Senior Vice   Nestle Holdings, Inc.         Senior Vice President, Taxes,       United States
President, Taxes                 383 Main Avenue, 5th          Nestle Holdings, Inc.
                                 Floor
                                 Norwalk, Connecticut
                                 06851

Manfred R. Lehmann, Vice         Nestle Holdings, Inc.         Vice President and Treasurer,       Switzerland/
President and Treasurer          c/o Nestle USA, Inc.          Nestle Holdings, Inc.               United States
                                 800 North Brand
                                 Boulevard
                                 Glendale, CA 91203

Terence E. Block, Chief          Nestle Purina PetCare         Chief Operating Officer,            United States
Operating Officer, North         Company                       North American Pet Foods, Nestle
American Pet Foods               Checkerboard Square           Purina PetCare Company
                                 St. Louis, Missouri 63164

Franklin W. Krum, Chairman, Pet  Nestle Purina PetCare         Chairman, Pet Products              United States
Products International           Company                       International, Nestle Purina
                                 Checkerboard Square           PetCare Company
                                 St. Louis, Missouri 63164

William H. Sackett, Chief        Nestle Purina PetCare         Chief Administrative Officer        United States
Administrative Officer           Company                       Pet Products Group, Nestle Purina
Pet Products Group               Checkerboard Square           PetCare Company
                                 St. Louis, Missouri 63164

Robert C. Watt, President,       Nestle Purina PetCare         President, Golden Products          United States
Golden Products Division         Company                       Division, Nestle Purina PetCare
                                 Checkerboard Square           Company
                                 St. Louis, Missouri 63164

Stanley M. Rea, Vice President,  Nestle Purina PetCare         Vice President, General Counsel     United States
General Counsel and Assistant    Company                       and Assistant Secretary, Nestle
Secretary                        Checkerboard Square           Purina PetCare Company
                                 St. Louis, Missouri 63164


                              Page 13 of 15 Pages

Name                            Present Business Address      Present Principal Occupation         Citizenship
------------------------      ---------------------------   --------------------------------     ---------------
Anita M. Wray, Vice              Nestle Purina PetCare         Vice President and Controller,      United States
President and Controller         Company                       Nestle Purina PetCare Company
                                 Checkerboard Square
                                 St. Louis, Missouri 63164

Nancy E. Hamilton, Vice          Nestle Purina PetCare         Vice President, Assistant Secretary United States
President, Assistant Secretary   Company                       and Senior Counsel, Nestle Purina
and Senior Counsel               Checkerboard Square           PetCare Company
                                 St. Louis, Missouri 63164
Directors

Carlos E. Represas               Nestle S.A                    Executive Vice President Zone       Mexico
                                 Mexico                        AMS, Nestle S.A.
                                 Avenue Nestle 55
                                 CH-1800 Vavey
                                 Switzerland

Joseph M. Weller                 Nestle Holdings, Inc.         Chief Executive Officer and         United States
                                 United States                 President, Nestle Holdings Inc.
                                 c/o Nestle USA, Inc.
                                 800 North Brand
                                 Boulevard
                                 Glendale, CA 91203

Wolgang Reichenberger            Nestle S.A.                   Executive Vice President            Austria/Switzerland
                                 Austria and Switzerland       Finance/Control, Nestle S.A.
                                 Avenue Nestle 55
                                 CH-1800 Vevey
                                 Switzerland

Kevin Berryman                   Nestle S.A.                   Vice President                      United States
                                 United States                 Zone AMS,
                                 Avenue Nestle 55              Nestle S.A.
                                 CH-1800 Vevey
                                 Switzerland

W. Patrick McGinnis              Nestle Purina PetCare         Chief Executive Officer and         United States
                                 Company                       President, Nestle Purina PetCare
                                 Checkerboard Square           Company
                                 St. Louis, Missouri 63164

Dennis Aba                       c/o Nestle S.A.               Senior Vice President               France
                                 Avenue Nestle 55              PetCare SBU,
                                 CH-1800 Vevey                 Nestle S.A.
                                 Switzerland

John Harris                      c/o Nestle USA, Inc.          President, PetCare Division,        United States
                                 800 North Brand               Nestle USA, Inc.
                                 Boulevard
                                 Glendale, CA 91203


                              Page 14 of 15 Pages

                             TOWER HOLDING COMPANY
                       EXECUTIVE OFFICERS AND DIRECTORS


Name                            Present Business Address      Present Principal Occupation         Citizenship
------------------------      ---------------------------   --------------------------------     ---------------

Executive Officers

James R. Elsesser, President     Tower Holding Company,        Vice President, Chief Financial     United States
                                 Inc                           Officer and Treasurer, Nestle
                                 Checkerboard Square           Purina PetCare Company
                                 St. Louis, Missouri 63164

Peter C. Fulweiler               PNC Bank, Delaware            Vice President and Department       United States
Vice President                   300 Delaware Avenue,          Manager, Corporate Financial
                                 6th Floor, Wilmington,        Services, PNC Bank
                                 Delaware 19801

Nancy E. Hamilton, Vice          Tower Holding Company,        Vice President, Assistant Secretary United States
President and Secretary          Inc.                          and Senior Counsel, Nestle Purina
                                 Checkerboard Square           PetCare Company
                                 St. Louis, Missouri 63164

Elizabeth S. Wells, Treasurer    Tower Holding Company,        Vice President and Assistant        United States
                                 Inc.                          Treasurer, Nestle Purina PetCare
                                 Checkerboard Square           Company
                                 St. Louis, Missouri 63164
Directors

James R. Elsesser                Tower Holding Company,        Vice President, Chief Financial     United States
                                 Inc.                          Officer and Treasurer, Nestle
                                 Checkerboard Square           Purina PetCare Company
                                 St. Louis, Missouri 63164

Peter C. Fulweiler               PNC Bank, Delaware            Vice President and Department       United States
                                 300 Delaware Avenue,          Manager, Corporate Financial
                                 6th Floor, Wilmington         Services, PNC Bank
                                 Delaware 19801

Elizabeth S. Wells               Tower Holding Company,        Vice President and Assistant        United States
                                 Inc.                          Treasurer, Nestle Purina PetCare
                                 Checkerboard Square           Company
                                 St. Louis, Missouri 63164
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